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                                                                     424(b)(3)
                                                             File No. 33-50103
                   Prospectus Supplement to Prospectus Dated
                               December 19, 1995

                            First Union Corporation
                 Dividend Reinvestment and Stock Purchase Plan
                                  Common Stock
                        (Par Value $3.33 1/3 Per Share)

Effective with investments made on the March 17, 1997 Investment Date, shares of Common Stock issued to Participants in the Dividend Reinvestment and Stock Purchase Plan will be purchased in the open market through one or more independent agents. The Corporation expects that such open market purchases will continue for at least the 3-month period following such date.

In addition, effective with investments made on the March 17, 1997 Investment Date, (i) the one percent discount will continue to apply to reinvested dividends, but will no longer apply to optional cash purchases; (ii) the Threshold Price provisions set forth in the Plan will no longer apply; and
(iii) optional cash purchases by a Participant will be limited to a maximum of $2,000 per month.

Participants in the Plan do not need to take any action as a result of these changes.

Please attach this Prospectus Supplement to your copy of the Prospectus dated December 19, 1995. Capitalized terms set forth in this Prospectus Supplement are defined in such Prospectus. If you need a copy of such Prospectus, please call Shareholder Services at 800-347-1246.

The date of this Prospectus Supplement is February 14, 1997.



                               (First Union logo)


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February 14, 1997

Dear Dividend Reinvestment Plan Participant:

As outlined on the preceding page, First Union has elected to make certain changes in its Dividend Reinvestment and Stock Purchase Plan. These changes are the result of shares issued under the Plan being purchased in the open market, rather than being originally issued.

The change to open market purchases has been made with shareholder value in mind. Originally issued shares increase the number of outstanding shares of First Union's common stock, which affects earnings per share, a key measure of shareholder value.

We have prepared a set of questions and answers regarding these changes for your information. We also recommend that you refer to the most recent copy of the Prospectus describing the Plan, which is dated December 19, 1995. If you have any questions, or if you need a copy of the Prospectus, please call Shareholder Services at 800-347-1246.

                             Questions and Answers
                         Regarding Changes in the Plan

Do we still receive the 1% discount?
The 1% discount will continue to apply to shares purchased with reinvested dividends. Optional cash purchases will no longer receive the 1% discount. However, all Participants will have the opportunity to increase their ownership of First Union stock while avoiding brokerage fees. The Corporation will pay all brokerage fees associated with purchasing shares in the open market until further notification.


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Will there be any cost to participate in the Plan?
There will continue to be no cost to participate in the Plan. Although the Plan Prospectus states that Participants will share any brokerage fees on a pro rata basis, First Union has elected to pay all brokerage fees incurred as a result of purchasing shares in the open market until further notification.

At what price will shares be purchased?
Purchases by an independent agent in the open market will be made at such times, in such amounts and at such prices as the agent determines. The purchase price will be reported on your Plan account statements.

How are my income taxes affected?
The IRS will consider your taxable dividends to be the sum of the cash dividends paid by First Union, any brokerage fee paid by First Union and the 1% discount received on the purchase price. Cash dividends, brokerage fees paid by First Union and discounts will be reported on your Plan account statements. When shares are purchased through optional cash payments, the IRS will consider that you received taxable dividends equal to the amount of brokerage fees paid on your behalf by the Corporation.

This tax information is general in nature and we recommend that you consult your tax adviser for guidance relating to your particular tax circumstances.

How do I calculate my cost basis?
For shares purchased with reinvested dividends the cost basis is equal to the amount of dividend income reported to you (the sum of the discounted purchase price, the amount of the discount and the brokerage fee paid by the Corporation). For shares purchased through optional cash purchases, the cost basis will be the sum of the purchase price of the shares and the brokerage fee paid by the Corporation, which will be recognized as dividend income.

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Has the schedule for the Dividend Reinvestment Plan been changed?
The schedule has remained the same except for the removal of the Threshold Price dates and the Pricing Periods. The Threshold Price provisions set forth in the Plan Prospectus will no longer apply.

                 Dividend Reinvestment and Stock Purchase Plan
                                 1997 Schedule*

Record Date                        Investment Date


December 31, 1996                  January 15, 1997
January 31, 1997                   February 18, 1997
February 28, 1997**                March 17, 1997**
March 31, 1997                     April 15, 1997
April 30, 1997                     May 15, 1997
May 30, 1997**                     June 16, 1997**
June 30, 1997                      July 15, 1997
July 31, 1997                      August 15, 1997
August 29, 1997**                  September 15, 1997**
September 30, 1997                 October 15, 1997
October 31, 1997                   November 17, 1997
November 28, 1997**                December 15, 1997**

*The above table sets forth certain dates that have occurred or are expected to occur during 1997 relating to the Dividend Reinvestment and Stock Purchase Plan. All future dates are preliminary and subject to change.

** First Union's expected quarterly record and dividend payment dates, which are determined by First Union's Board of Directors and are subject to change.